Affinion Group, Inc.
100 Connecticut Avenue
Norwalk, CT 06850

April 14, 2008

VIA EDGAR AND FAX DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen G. Krikorian
Accounting Branch Chief

Re:	Affinion Group, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 333-133895

Ladies and Gentlemen:

Set forth below are the responses of Affinion Group, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 3, 2008 with respect to the Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”).

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the Form 10-K. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K. The terms “we,” “us,” “our,” and similar expressions in the responses set forth below refer to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments

Affinion Group Holdings, Inc.’s Dependence on Us to Service its Obligations, page 55

1.

Tell us what consideration you have given to expanding your narrative disclosure within this section to include the expected timing and amounts of payment obligations to be met with your distributions so that readers may better understand how this reliance may impact your future liquidity. Provide an analysis of whether an indirect guarantee exists as defined in paragraph 12 of FIN 45. In addition, tell

United States Securities and Exchange Commission

April 14, 2008

us your consideration of including the dividend amount within the various ratios you present within the filing such as the ratio of earnings to fixed charges and interest coverage.

The Company respectfully submits that in future filings we will expand our narrative disclosure within this section to (1) include the amounts and timing of the required future interest payments of its parent company, Affinion Group Holdings, Inc. (“Affinion Holdings”), if Affinion Holdings elects to pay interest on its term loan in cash and (2) clarify that Holdings has the independent ability to pay interest on the credit agreement by paying non-cash payment in kind interest in lieu of cash interest. As disclosed in Note 10 – Long-term Debt of our consolidated and combined financial statements, Affinion Holdings may, in lieu of paying cash interest, pay interest by adding such interest to the principal amount of its loan. As disclosed on page 50 of the Form 10-K under the caption “-Liquidity and Capital Resources – Cash Flows – Years Ended December 31, 2007 and 2006 – Financing Activities”, if Affinion Holdings elects to pay cash interest, the cash required to service the debt in 2008, net of the impact of two interest rate swaps entered into by Affinion Holdings, will be approximately $37.2 million. Based upon paragraph 17 of FASB Interpretation No. 45, the Company believes that no indirect guarantee of Affinion Holdings’ term loan exists. Specifically, the Company is not a party to the credit agreement between Affinion Holdings and its lender, nor is there any agreement to which the Company is a party that obligates it to transfer funds to another party to satisfy Affinion Holdings’ obligations under its credit agreement.

As noted, the dividends on common stock paid to Affinion Holdings by the Company in 2007 have not been included in the various ratios included within the Company’s filing. These ratios, including the interest coverage ratio and the fixed charge coverage ratio, are based on definitions contained in our senior secured credit facility and the indentures covering our senior notes and senior subordinated notes and, under those definitions, the dividends paid to Affinion Holdings would not be included. Similarly, the dividends on common stock paid to Affinion Holdings have not been included in the ratio of earnings to fixed charges as they do not fall within the definition of fixed charges as specified in Item 503 of Regulation S-K.

Consolidated and Combined Statements of Operations, page F-4

2.	We note your presentation of marketing and commissions expense on the face of the Consolidated and Combined Statements of Operations. Tell us whether this amount represents cost of revenues, as contemplated in Rule 5-03(b) of Regulation S-X, and if not, how you determined that your presentation meets the requirements of the Rule.

The Company presents its statement of operations in a single-step format. The Company believes that this presentation is an appropriate presentation for our Consolidated and Combined Statement of Operations. The Company believes that its presentation of costs and expenses on the Consolidated and Combined Statement of Operations provides

United States Securities and Exchange Commission

April 14, 2008

transparency to the readers of the financial statements by separately disclosing each major category of our expenses in our financial statements and therefore the Company has met the requirements of Rule 5-03(b) of Regulation S-X for separate disclosure. Substantially all of the marketing and commissions expense as presented on the face of our Consolidated and Combined Statements of Operations represent a cost of revenues, as that term is used in Rule 5-03(b) of Regulation S-X. However, substantially all of the other costs included in our income (loss) from operations, other than general and administrative expenses, are also costs incurred in providing the Company’s services and benefits to our members and end-customers, due to the nature of our business of engaging in marketing of programs and services. Marketing and commissions expense is incurred to acquire new members and end-customers and to compensate our affinity partners and other benefit support providers. Operating expenses include costs incurred to provide the contracted services to our members and end-customers. Substantially all of our depreciation and amortization expense represents amortization of intangible assets and depreciation of computer equipment and capitalized software that are utilized to provide services and benefits to our members and end-customers. The Company believes that, while a substantial portion of these costs are costs and expenses incurred in connection with the generation of our net revenues, it does not further distinguish among these costs in managing the Company.

In addition, in future filings, the Company will include the following disclosure in Note 2 to our consolidated and combined financial statements, supplementing our current disclosures relating to marketing expense and commission expense, to provide additional information about our operating costs:

Operating Costs

Operating costs represent the costs associated with servicing our members and end-customers. These costs include product fulfillment costs, communication costs with members and end-customers, and payroll, telecommunications and facility costs attributable to operations responsible for servicing our members and end-customers.

Note 22 – Selected Quarterly Financial Data (Unaudited), page F-43

3.	Tell us how you determined that your presentation within this section meets the requirements of Item 302(A)(1) of Regulation S-K. That is, we note the exclusion of gross profit.

As noted in the Company’s response to comment number 2 above, the Company presents its Statement of Operations in a single-step format and therefore does not present gross profit on the Consolidated and Combined Statements of Operations and we believe that this format is the most transparent and useful to the readers of our financial statements. Question 3 of SAB topic 6G allows for similar disclosure of costs and expenses directly associated with or allocated to products sold or services rendered in the quarterly footnote

United States Securities and Exchange Commission

April 14, 2008

as compared to the face of the income statements for purposes of complying with Item 302(a)(1). As indicated in our response to comment number 2, the Company believes that a substantial portion of all of our costs and expenses represent costs and expenses applicable to sales and revenues. Historically, the Company has disclosed Segment EBITDA in its Selected Quarterly Financial Data (unaudited) footnote, as management believes it enhances the financial statement reader’s understanding of our financial performance. However, as indicated in our response to comment number 4 below, in future filings, we will not present Segment EBITDA in the Selected Quarterly Financial Data (unaudited) footnote. Accordingly, the Company respectfully submits that in future filings it will revise its Selected Quarterly Financial Data (unaudited) footnote to disclose each line item comprising costs and expenses in addition to disclosing quarterly net revenues and net income (loss). The disclosure would be substantially as follows:

	For the Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Net revenues	320.5	333.3	330.6	336.6

Marketing and commissions	150.0	153.6	149.4	155.4

Operating costs	86.0	85.6	79.6	83.1

General and administrative	32.4	31.2	25.9	23.7

Depreciation and amortization	78.9	80.3	82.9	68.7

Net loss	(63.3)	(50.0)	(43.3)	(34.5)

4.	Tell us why you believe that your presentation of Segment EBITDA within this table is appropriate while it contains a non-GAAP measure and does not appear to comply with Item 302(A)(1) of Regulation S-K.

The Company respectfully submits that based on a review of our disclosures in response to this comment, we will, in future filings, remove the presentation of Segment EBITDA (as well as the reconciliation of Segment EBITDA to Income (loss) from operations) from the Selected Quarterly Financial Data (Unaudited). In future filings, the Company will provide unaudited quarterly financial data substantially in the format proposed in our response to comment number 3.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act

5.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the

United States Securities and Exchange Commission

April 14, 2008

certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

The Company undertakes that in future filings of periodic reports on Form 10-K and Form 10-Q the title of the certifying individual will not be included at the beginning of the certifications required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

* * *

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

United States Securities and Exchange Commission

April 14, 2008

Please do not hesitate to contact the undersigned at (203) 956-8836 with any questions or comments regarding any of the foregoing.

Very truly yours,

AFFINION GROUP, INC.

By:	/s/ Thomas A. Williams
Thomas A. Williams
Chief Financial Officer

United States Securities and Exchange Commission

April 14, 2008

cc:	Securities and Exchange Commission
Tamara Tangen

Affinion Group, Inc.
Nathaniel J. Lipman
Brian Dick
Todd Siegel